02019706

AB
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STATES
CHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION RECEIVED MAR 01 2002 WASH, D.C. 365

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46772

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Winter Park Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

180 Park Avenue North, Suite 4A
(No. and Street)

Winter Park	Florida	32789
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Claude Skinner, Jr. (407) 629-4400
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Scearce, Satcher & Jung, P.A.
(Name — *if individual, state last, first, middle name*)

243 West Park Avenue, Suite 200	Winter Park	Florida	32789
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

80

OATH OR AFFIRMATION

I, J. Claude Skinner, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Winter Park Securities, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

TAMARA SKINNER
MY COMMISSION # CC 787687
EXPIRES: November 2, 2002
Bonded Thru Notary Public Underwriters

Signature

President
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WINTER PARK SECURITIES, INC.

FINANCIAL REPORT
(AUDITED)

DECEMBER 31, 2001

CONTENTS

SCEARCE, SATCHER & JUNG, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

KENNETH L. SCEARCE, CPA
DAVID A. SATCHER, CPA
DONALD L. JUNG, CPA (Retired)

243 WEST PARK AVENUE, SUITE 200
WINTER PARK, FL 32789

(407) 647-6441
(407) 645-0099 FAX

P. O. BOX 3060
WINTER PARK, FL 32790

INDEPENDENT AUDITOR'S REPORT

Stockholder
Winter Park Securities, Inc.
Winter Park, Florida

We have audited the accompanying statement of financial condition of Winter Park Securities, Inc. as of December 31, 2001, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Winter Park Securities, Inc. as of December 31, 2001 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Scearce, Satcher & Jung, P.A.

Winter Park, Florida
February 7, 2002

WINTER PARK SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

ASSETS		
Cash and cash equivalents	$	16,844
Clearing account deposits-restricted		100,055
Commissions receivable		7,153
Securities owned - marketable at market value (cost $65,915)		26,444
Furniture and equipment, at cost, net of accumulated depreciation of $27,136		5,209
Other assets		954
	$	156,659

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Commissions payable	$	4,969
Accounts payable and accrued expenses		6,022
		10,991
STOCKHOLDER'S EQUITY		
Common stock, $1 par value; 1,000 shares authorized, 502 shares issued and outstanding		502
Additional paid-in capital		199,565
Accumulated deficit		(54,399)
		145,668
	$	156,659

The Notes to Financial Statements are an integral part of this statement.

WINTER PARK SECURITIES, INC.

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2001

REVENUE	
Commissions	$ 297,014
Principal transactions	9,680
Other	280
	306,974
OPERATING EXPENSES	
Commissions and floor brokerage	155,697
Salaries	69,134
Customer accounts written off	58,137
Occupancy	28,965
Communications	27,614
Other operating expenses	18,599
Professional fees	17,279
Taxes	13,508
Depreciation	4,307
Regulatory fees	3,019
	396,259
Loss from operations	(89,285)
OTHER INCOME (EXPENSE)	
Dividend income	1,607
Interest income	6,157
Unrealized loss on marketable securities	(4,821)
	2,943
Net loss	$ (86,342)

The Notes to Financial Statements are
an integral part of this statement.

WINTER PARK SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2001

	Common Stock	Paid-In Capital	Accumulated Deficit
BALANCE, January 1, 2001	$ 502	$ 199,565	$ 31,943
Net loss	-	-	(86,342)
BALANCE, December 31, 2001	$ 502	$ 199,565	$ (54,399)

The Notes to Financial Statements are an integral part of this statement.

WINTER PARK SECURITIES, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES		
Commissions received	$ 313,605	
Dividends and interest received	7,764	
Other receipts	9,960	
Commissions paid	(166,528)	
Other fees and expenses paid	(236,637)	
Net cash used in operating activities		$ (71,836)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of marketable securities	(6,863)	
Sale of marketable securities	7,463	
Net cash provided by investing activities		600
NET DECREASE IN CASH AND CASH EQUIVALENTS		(71,236)
CASH AND CASH EQUIVALENTS, beginning		188,135
CASH AND CASH EQUIVALENTS, ending		$ 116,899
CASH AND CASH EQUIVALENTS, unrestricted		$ 16,844
CASH AND CASH EQUIVALENTS, restricted		100,055
		$ 116,899

The Notes to Financial Statements are
an integral part of this statement.

WINTER PARK SECURITIES, INC.

STATEMENT OF CASH FLOWS
(Continued)
YEAR ENDED DECEMBER 31, 2001

RECONCILIATION OF NET LOSS TO NET CASH USED IN OPERATING ACTIVITIES

Net loss		$ (86,342)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	$ 4,307	
Unrealized loss on marketable securities	4,821	
Decrease in receivables from brokers and dealers	16,591	
Decrease in commissions payable	(10,831)	
Decrease in accounts payable and accrued expenses	(382)	
		14,506
Net cash used in operating activities		$ (71,836)

The Notes to Financial Statements are an integral part of this statement.

WINTER PARK SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1. Nature of Organization and Significant Accounting Policies

Nature of business: The Company was incorporated in 1991 and operated as a branch office of a securities trading company. During 1994, the Company received its broker/dealer license and changed the nature of its business. The Company now is engaged as a broker/dealer in the business of buying and selling securities for individual clients. The Company does not act as a clearing agency, but places all business through another broker/dealer, U.S. Clearing Corp., on a fully-disclosed basis.

Cash and cash equivalents: The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Cash and cash equivalents - restricted: The Company is required to maintain cash balances with its clearing agency. This clearing deposit is restricted as to use.

Commissions receivable: Commissions receivable are stated at net realizable values. As of December 31, 2001, no allowance for uncollectible accounts was considered necessary.

Marketable securities: In accordance with industry practices, marketable securities are presented at market value. Adjustments in market value are recognized as gains or losses and are reflected in the statement of operations for the period in which the adjustment to the carrying value arises. Gains and losses on the sale of securities are determined using the average cost method.

Furniture and equipment: Furniture and equipment is stated at cost. Depreciation of office equipment is computed using the declining balance method and depreciation of furniture is computed using the straight line method. Both methods are applied over the estimated useful lives of the assets, which is five years.

Income taxes: The Company has elected to be taxed as an S-corporation on its income in accordance with Section 1362 of the Internal Revenue Code. Section 1362 provides that, in lieu of corporation income taxes, the stockholder is taxed on his respective share of the Company's taxable income. Therefore, no provision or liability for income taxes is reflected in these financial statements.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

Note 2. Net Loss on Marketable Securities

Unrealized losses of $4,821 were recorded during 2001 as a result of the decline in market value of marketable securities which were purchased at a cost of $65,915. The market value of these securities was $26,444 as of December 31, 2001. Net unrealized losses of $34,650 were recorded in prior years.

Note 3. Customer Accounts Written Off

In April 2001, a customer of the Company issued a check to the clearing agency as payment for securities. The check was later returned as a result of insufficient funds in the customer's account. As a result of the dishonored check, the Company was obligated to pay the clearing agency $59,704 to cover a deficiency in the customer's account. The Company has initiated arbitration proceedings against the customer, but no order for payment had been made as of the date of the audit report.

Note 4. Leases

The Company leases office space on a month-to-month basis. No formal agreement was in existence at the time of this report. In 2001, total rent expense was $27,180.

Note 5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $136,964, which was $86,964 in excess of the required net capital of $50,000. The ratio of aggregate indebtedness to net capital at December 31, 2001 was 0.0802 to 1.

Note 6. Liabilities Subordinated to Claims of Creditors

The Company has no liabilities subordinated to claims of creditors. The Company operates pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3 and is therefore exempt from the computation for determination of reserve requirements. The Company is exempt from the possession and control requirements under SEC Rule 15c3-3 in that it carries no customer accounts and promptly transmits all funds and securities to its clearing broker/dealer.

WINTER PARK SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15C-3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2001

Total equity from statement of financial condition		$ 145,668
Deduct ownership equity not allowable for net capital		-
Total capital		145,668
Deductions and other charges		
Furniture and fixtures, net	$ 5,209	
Other assets	1,001	
Haircuts on securities	2,494	
		8,704
Net capital		136,964
Minimum net capital required		50,000
Excess net capital		$ 86,964
Total aggregate indebtedness		$ 10,991
Ratio of aggregate indebtedness to net capital		0.0802 to 1

WINTER PARK SECURITIES, INC.

RECONCILIATION OF COMPUTATIONS OF NET CAPITAL
(AUDITED REPORT VS. UNAUDITED REPORT)
DECEMBER 31, 2001

Net capital (unaudited)	$ 137,087
Audit adjustments made:	
Adjustments to equity from statement of financial position	1,882
Adjustments to non-allowable assets	(2,005)
Net capital (audited)	$ 136,964

SCEARCE, SATCHER & JUNG, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

KENNETH L. SCEARCE, CPA
DAVID A. SATCHER, CPA
DONALD L. JUNG, CPA (Retired)

243 WEST PARK AVENUE, SUITE 200
WINTER PARK, FL 32789

(407) 647-6441
(407) 645-0099 FAX

P. O. BOX 3060
WINTER PARK, FL 32790

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

Stockholder
Winter Park Securities, Inc.
Winter Park, Florida

In planning and performing our audit of the financial statements and supplemental schedules of Winter Park Securities, Inc. for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for its customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Stockholder, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Winter Park, Florida
February 7, 2002